Exhibit 3.1
AMENDMENT NO. 2 TO SIXTH AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
 ENTERPRISE PRODUCTS PARTNERS L.P.
This Amendment No. 2 dated effective as of August 21, 2014 (this "Amendment") to the Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., a Delaware limited partnership (the "Partnership"), is hereby adopted by Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (the "General Partner"), as general partner of the Partnership.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement (as defined below).
RECITALS
WHEREAS, the General Partner and the Limited Partners of the Partnership entered into that certain Sixth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of November 22, 2010, as amended by Amendment No. 1 thereto dated as of August 11, 2011 (the "Partnership Agreement"); and
WHEREAS, Section 13.1(d) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners in any material respect; and
WHEREAS, Section 5.10(a) of the Partnership Agreement provides that the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities; and
WHEREAS, the General Partner, on behalf of the Partnership, has previously authorized a two-for-one split of its Common Units, to be effected by the Pro Rata distribution of one additional Common Unit for each Common Unit outstanding (the "Unit Split"); and
WHEREAS, in accordance with Section 5.10(b) of the Partnership Agreement, the General Partner has set August 14, 2014 as the Record Date for the Unit Split and has provided notice to the Partnership's Record Holders that the distribution of additional Common Units in connection with the Unit Split will occur on August 21, 2014; and
WHEREAS, the Board, for and on behalf of the General Partner, deems it in the best interests of the Partnership to adopt this Amendment in order to, among other things, make such changes as are necessary and appropriate in connection with the Unit Split.
NOW, THEREFORE, pursuant to Section 13.1(d) of the Partnership Agreement, the Partnership Agreement is hereby amended as follows:
Section 1.                          Amendments.

(a)            Attachment I - Attachment I is hereby amended to amend and restate the following definitions, to read in their entirety as follows:

"Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date,
(a)            the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from (A) borrowings under the Working Capital Facility made subsequent to the end of such Quarter or (B) Interim Capital Transactions after the end of such Quarter designated by the General Partner as Operating Surplus in accordance with clause (a)(iii)(A) of the definition of Operating Surplus, less

(b)            the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, or (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject; provided, however, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter, but on or before the date of determination of Available Cash with respect to such Quarter, shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.
Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.
"Minimum Quarterly Distribution" means $0.1125 per Unit per Quarter.
Section 2.                          Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.                          Governing Law.  This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 4.                          Counterparts.  This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

Section 5.                          Invalidity of Provisions.  If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

(Signature Page Follows)

IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first written above.

GENERAL PARTNER:
ENTERPRISE PRODUCTS HOLDINGS LLC (formerly named EPE Holdings, LLC)

By:	/s/ Michael A. Creel
Name:	Michael A. Creel
Title:	Chief Executive Officer